SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)
For the fiscal year ended December 31, 2006
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
Commission file number: 001-13735

MIDWEST BANC HOLDINGS, INC.
401(k) Plan and Trust
(Full title of the plan)

Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, Illinois 60160
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

No. 1-3	Not applicable.

No. 4	The Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the “Plan”), which is subject to ERISA, files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a)	Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2006 and 2005, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2006.

(b)	Statements of Net Assets Available for Plan Benefits as of December 31, 2006 and 2005 and the related Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2006, 2005 and 2004, respectively, are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Midwest Banc Holdings, Inc. 401(k) Plan and Trust (Registration No. 333-58899) with the Securities and Exchange Commission on July 10, 1998.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: June 29, 2007

MIDWEST BANC HOLDINGS, INC. 401(k) PLAN AND TRUST
By:	/s/ Mary C. Ceas
	Name:	Mary C. Ceas
	Title:	Senior Vice President — Human Resources and Plan Administrator

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
Melrose Park, Illinois
FINANCIAL STATEMENTS
December 31, 2006 and 2005

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
Melrose Park, Illinois
FINANCIAL STATEMENTS
December 31, 2006 and 2005

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator
Midwest Banc Holdings, Inc.
401(k) Plan and Trust
Melrose Park, Illinois
We have audited the accompanying statements of net assets available for benefits of Midwest Banc Holdings, Inc. 401(k) Plan and Trust (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2006 and 2005, and the changes in its net assets for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplement schedule of delinquent participant contributions for the year ended December 31, 2006 and supplemental schedule of assets (held at end of year) as of December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Plante & Moran, PLLC
Chicago, Illinois
June 22, 2007

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
ASSETS
Participant-directed Investments, at fair value	$16,550,698	$15,434,163

Receivables, net (Note 5)	1,676	7,189

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	16,552,374	15,441,352

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 6)	14,339	(8,901)

NET ASSETS AVAILABLE FOR BENEFITS	$16,566,713	$15,432,451

See accompanying notes to financial statements.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2006

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments (Note 4)	$831,310
Dividends	810,538
Interest	20,743

1,662,591

Contributions
Participant wage deferrals	1,324,202
Employer	841,487
Rollovers	38,164

2,203,852

Total additions	3,866,444

Deductions from net assets attributed to
Benefits paid to participants	2,670,242
Administrative expenses	61,940

Total deductions	2,732,182

Net increase	1,134,262

Net assets available for benefits
Beginning of year	15,432,451

End of year	$16,566,713

See accompanying notes to financial statements.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Midwest Banc Holdings, Inc. 401(k) Plan and Trust (“the Plan”) is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General: The Plan is a defined contribution 401(k) plan covering all full-time and part-time employees of Midwest Banc Holdings, Inc. and its subsidiaries (“the Corporation”) who have one month of service or its equivalent and are age nineteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions: Each year, participants may contribute up to the maximum allowed under Internal Revenue Code Sections 402(g) and 415 of their annual compensation. Participants are eligible for matching contributions after six months of service. The Corporation matches participant contributions at a rate of 1% more than the participants’ deferral percentage. The matching contribution is limited to 5% of a participant’s compensation.
Certain participant contributions totaling $1,938 in 2006 were paid after the timeframe required by the Department of Labor. The Company remitted these contributions during 2007 and remitted related lost earnings to the Plan in 2007.
Participants’ Accounts: Each participant’s account is credited with the participant’s contribution and allocation of (a) the Corporation’s contribution and (b) plan earnings. Administrative fees are also allocated and charged to each participant’s account balance. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Audit fees are not charged to the participants’ account balances and are paid by the Corporation.
Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.
Vesting: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested in contributions from the Corporation after three years of credited service.
Payment of Benefits: On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account or equal installments (if the participant’s balance is over $1,000) over a period not more than their assumed life expectancy (or their beneficiary’s assumed life expectancy) at the time of distribution.
Forfeited Accounts: Forfeitures of non-vested money from participant accounts are first used to pay plan expenses and any remaining to reduce future employer contributions. As of December 31, 2006 and 2005, the Plan had $12,586 and $1,222, respectively, available to pay plan expenses or reduce future employer contributions.
Loan Provisions: Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Loan terms range from one year to five years unless the loan proceeds are used to purchase a primary residence, in which case the loan term is a reasonable period that may exceed five years. Loans are secured by the balance in the participant’s account. The interest rate is fixed based on market conditions.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
Investment Options: Upon enrollment in the Plan, participants may direct the investment of their account balances in a variety of investment choices, including an option to invest in Midwest Banc Holdings, Inc. stock, as more fully described in the Plan’s literature. Participants may change their investment options at any time.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.
Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.
Investment Valuation and Income Recognition: Investment transactions are accounted for on the trade-date basis. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Investments in mutual funds and Midwest Banc Holdings, Inc. common stock are stated at quoted market prices. Participant loans are carried at their remaining principal balance, which approximates fair value.
The Plan also invests in a group annuity contract with MetLife. The group annuity contract is fully benefit responsive and is adjusted to contract value in the financial statements. Contract value represents contributions made, plus interest earnings, less withdrawals for benefit payments and administrative expenses. The fair value of the investment contract is based on discounting the related cash flows of the underlying contracts based on current yields of similar instruments with comparable durations. See Note 6 — MetLife Stable Value Fund.
Risks and Uncertainties: The Plan provides for investment options in various mutual funds, common stock, and an insurance contract. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.
The Plan holds a significant amount of the Corporation’s stock as an investment of the Plan.
Payment of Benefits: Benefits are recorded when paid.
New Accounting Pronouncement: In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”). This FSP required investments in benefit-responsive investment contracts be presented at both fair value and contract value on the Statement of Net Assets Available for Benefits. The result of this implementation of the FSP was to decrease the investments and to increase the adjustment from fair market value to contract value by $14,339 as of December 31, 2006 and to increase the investments and to decrease the adjustment from fair market value to contract value by $8,901 as of December 31, 2005. There was no impact on total net assets as of December 31, 2006 or 2005. See Note 6 — MetLife Stable Value Fund.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 3 — PLAN TERMINATION
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts, including employer contributions.
NOTE 4 — INVESTMENTS
The following presents the net assets of the Plan:

	2006	2005
Investments at fair value
Mutual funds
American Funds American Balanced Fund	$1,914,838	$1,837,525
American Funds EuroPacific Growth Fund	1,671,840	1,406,482
American Funds Growth Fund of America	1,547,212	1,419,003
Dreyfus S&P 500 Index Fund	807,157	800,012
Federated Bond Fund	600,479	583,798
Federated Kaufmann Fund	2,211,775	2,050,026
Franklin Small-Mid Cap Growth Fund	876,194	913,761
Van Kampen Comstock Fund	2,314,693	2,265,408
Common stock
Midwest Banc Holdings, Inc. 89,927 and 64,632 shares at December 31, 2006 and 2005 (party-in-interest investment)	2,219,917	1,546,894

Investments at contract value
Annuity contract
MetLife Stable Value Fund	1,504,878	1,864,386

Investments with smaller balances at fair value	896,054	737,967

Receivables, net	1,676	7,189

Net assets available for benefits	$16,566,713	$15,432,451

During the year ended December 31, 2006, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

Mutual funds	$749,685
Common stock	81,625

$831,310

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
NOTE 5 — PARTIES-IN-INTEREST TRANSACTIONS
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Professional fees for the audit of the Plan’s financial statements were paid by the Corporation.
Plan transactions with parties-in-interest during the year ended December 31, 2006 were as follows:

Identity	Relationship	Description	Amount
July Business Services(1)	Plan Recordkeeper	Quarterly allocation fees	$25,784
RSM McGladrey(1)	Plan Recordkeeper	Quarterly allocation fees	3,337
Goodworth and Kitchie	Plan Investment Manager	Service Fees	32,819

Total administrative expenses			$61,940

(1)	The Corporation changed recordkeeper of the Plan to July Business Services in 2006.
The Plan held the following party-in-interest investments at December 31, 2006 and 2005:

	2006	2005
Midwest Banc Holdings, Inc. common stock (at quoted market price)	$2,219,917	$1,546,894
Participant loans	368,257	291,161
Midwest Banc Holdings, Inc. paid $0.51 per share in dividends on its common stock for 2006. Common dividends are reinvested in common stock and therefore are included in the fair value (based on the quoted market price) of the common shares held in the Plan. Midwest Banc Holdings, Inc. common stock held in the Plan represented 0.4% and 0.3% of total shares outstanding at December 31, 2006 and 2005, respectively.
NOTE 6 — MetLife STABLE VALUE FUND
The Plan invests in a guaranteed annuity contract with MetLife. The contract, referred to as the MetLife Stable Value Fund invests in separate accounts which invest in debt securities and is considered fully benefit-responsive. MetLife will guarantee principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active. This guarantee is provided through a wrapper contract which provides market and cash flow risk protection. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The credited interest rate re-sets quarterly with a minimum of 0%.
MetLife will reset the rate by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the fund’s investments. Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.

Average yields:	2006	2005
Based on actual earnings	5.27%	4.31%
Based on interest rate credited to participants	4.64%	4.35%
In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include the following:
Termination of the plan;
A material adverse change to the provisions of the plan;
Withdrawal from stable value fund;
        A plan merger or spin-off where the terms of the successor plan do not meet the stable value fund issuer’s criteria for issuance of the contract.
In the Plan administrator’s opinion, events described above that could result in the payment of benefits at market value rather than contract value is not probable of occurring in the foreseeable future.

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005
The following table sets forth the major credit ratings, investment and wrapper contract at fair value, and the adjustment to contract value.

	Major Credit	Investment at Fair	Wrapper Contract at	Adjustment to Contract	Investment at Contract
	Ratings	Value	Fair Value	Value	Value
2006 – Met Managed GIC	AA / Aa2	$1,480,813	$9,726	$14,339	$1,504,878
2005 – Met Managed GIC	AA / Aa2	$1,861,344	$12,160	$ (8,901)	$1,864,603
NOTE 7 — TAX STATUS
Effective January 1, 2006, the Plan changed recordkeeper and adopted a non-standardized prototype plan of JULY (Texas Benefit Consultants). The new plan is substantially the same as the old plan. Previously, the Plan adopted a non-standardized prototype plan of American Express Tax & Business Services. The prototype plans have received an opinion letter from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letters have been relied upon by this Plan. The plan administrator believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not individually sought a determination from the IRS on its qualification status.
NOTE 8 — RECONCILIATION TO FORM 5500
The net assets on the financial statements differ from net assets on the Form 5500 due to a stable value fund being recorded at contract value on the financial statements and at fair value on the Form 5500. The net assets on the financial statements were higher than Form 5500 at December 31, 2006. Additionally, the investment income on the Form 5500 for the year ended December 31, 2006 is lower by $14,339. The Form 5500 return records a benefit payable. The following table reconciles the net assets available for benefit and benefits paid to participants per the financials to the Form 5500.

2006

Net assets available for benefits per the financial statements	$16,566,713
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 6)	14,339
Less: Amounts allocated to withdrawing participants	5,000

Net assets available for benefits per Form 5500	$16,547,374

Benefits paid to participants per the financial statements	$2,670,242
Add: Amounts allocated to withdrawing participants at December 31, 2006	5,000

Benefits paid to participants per Form 5500	$2,675,242

SUPPLEMENTAL SCHEDULES

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
Year Ended December 31, 2006
Name of Plan Sponsor: Midwest Banc Holdings, Inc.
Employer Identification Number: 36-3252484
Three-Digit Plan Number: 001

Participant Contribution Transferred Late to Plan $1,938	Total that Constituted Non-exempt Prohibited Contribution $1,938

MIDWEST BANC HOLDINGS, INC.
401(k) PLAN AND TRUST
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006
Name of Plan Sponsor: Midwest Banc Holdings, Inc.
Employer Identification Number: 36-3252484
Three-Digit Plan Number: 001

		(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date, Rate of
	Borrower, Lessor, or	Interest, Collateral, Par, or	(d)	(e)
(a)	Similar Party	Maturity Value	Cost	Current Value
		Mutual Funds
	American Funds	American Balanced Fund	#	$1,914,838
	American Funds	EuroPacific Growth Fund	#	1,671,840
	American Funds	Growth Fund of America	#	1,547,212
	Baron Partner	Baron Partners Fund	#	13,394
	Columbia Acorn	Columbia Acorn Fund	#	36,955
	Dreyfus	S&P 500 Index Fund	#	807,157
	DWS	DWS Core Fixed Fund	#	38,576
	Federated	Bond Fund	#	600,479
	Federated	Kaufmann Fund	#	2,211,775
	Franklin Templeton	Small-Mid Cap Growth Fund	#	876,194
	Legg Mason	Legg Mason Value Trust Inc. Fund	#	47,724
	Munder	Small Cap Value Fund	#	123,028
	Pioneer	Pioneer Cullen Value Fund	#	38,789
	Tocqueville	Tocqueville International Value Fund	#	22,363
	Van Kampen Funds	Comstock Fund	#	2,314,693
	Vanguard	Growth and Income Fund	#	25,107
	Vanguard	Short Term Federal Fund	#	39,352

				12,329,476
		Common Stock
*	Midwest Banc Holdings, Inc.	Unitized Fund, including 89,927 shares of common stock	#	2,219,917
	Wedgewood Focused Portfolio	Unitized Fund, including 2,532 shares of common stock	#	137,358
		Annuity Contract
	MetLife	Stable Value Fund	#	1,490,539

	Cash	Cash and Equivalents		5,151
		Loans
*	Participant Loans	Interest rates at 5.00% - 10.50%	—	368,257

		Total investments		$16,550,698

*	Party-in-interest.

#	Investment is participant-directed, therefore, historical cost is not required.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC